ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com
202.942.5191
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

April 18, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a public filing announcing the recommendations and observations of the Board of Directors of EDC in respect of the tender offer for shares of EDC's common stock commenced by Petroleos de Venezuela, S.A., which was disseminated on April 12, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

Observaciones de la Junta Directiva de C.A. La Electricidad de Caracas (EDC) a las Ofertas Públicas de Adquisición de Acciones y ADSs de EDC Iniciadas por Petróleos de Venezuela, S.A. el 9 de abril de 2007

A fin de dar cumplimiento al artículo 12 de las NORMAS SOBRE OFERTAS PÚBLICAS DE ADQUISICIÓN, DE INTERCAMBIO Y TOMA DE CONTROL DE SOCIEDADES QUE HACEN OFERTA PÚBLICA DE ACCIONES Y OTROS DERECHOS SOBRE LAS MISMAS, publicadas el 19 de septiembre de 2000 en la Gaceta Oficial de la República Bolivariana de Venezuela Nro. 37.039 (las "Normas"), C.A. La Electricidad de Caracas ("EDC") hace del conocimiento público sus Observaciones a la Oferta Pública de Toma de Control por las acciones en circulación de EDC (la "Oferta en Venezuela") iniciada por Petróleos de Venezuela, S.A. ("PDVSA" o el "Iniciador") el 9 de abril de 2007 y a la oferta para adquirir los "American Depositary Shares" en circulación ("ADSs") representativos de acciones de EDC (la "Oferta en los Estados Unidos" y, conjuntamente con la Oferta en Venezuela, las "Ofertas"), las cuales son del tenor siguiente:

1. La estructura del capital social de EDC, de acuerdo al Libro de Accionistas a la fecha de la divulgación del Informe de la Oferta en Venezuela (8 de abril de 2007), era de 3.292.214.078 acciones comunes nominativas totalmente suscritas y pagadas, con un valor nominal de Bs. 100 cada una. El capital suscrito de EDC al 8 de abril de 2007 era de Bs. 329.221.407.800 y su capital autorizado era de Bs. 598.800.000.000. Al 8 de abril de 2007, EDC no tiene acciones en tesorería ni participaciones recíprocas.

   La estructura del capital social de EDC, de acuerdo al Libro de Accionistas al 8 de abril de 2006 (un año antes de la fecha de la divulgación del Informe de la Oferta en Venezuela), era de 3.142.732.741 acciones comunes nominativas totalmente suscritas y pagadas, con un valor nominal de Bs. 100 cada una. El capital suscrito de EDC al 8 de abril de 2006 era de Bs. 314.273.274.100 y su capital autorizado era de Bs. 598.800.000.000. Al 8 de abril de 2006, EDC no tenía acciones en tesorería ni participaciones recíprocas.

2. Los negocios jurídicos relacionados, directa o indirectamente con las Ofertas, de los cuales tiene conocimiento EDC, que pueden incidir sobre la apreciación del público sobre su conveniencia, son los siguientes:

   (1) el Memorandum de Entendimiento de fecha 5 de febrero de 2007 entre el Ministerio del Poder Popular para Energía y Petróleo y The AES Corporation;

   (2) el Memorandum de Entendimiento de fecha 8 de febrero de 2007 entre PDVSA y The AES Corporation; y

(3) el Acuerdo de fecha 15 de febrero de 2007 entre PDVSA, The AES Corporation y AES Shannon Holdings, B.V.

3. Informe motivado de la Junta Directiva en relación con las Ofertas.

La Junta Directiva de EDC tomó en consideración los siguientes antecedentes, condiciones y elementos para tomar su decisión en relación con las Ofertas:

(1) el anuncio del programa para adquirir el control de diversos sectores estratégicos de la economía venezolana (incluyendo el sector eléctrico en el que EDC opera), realizado por el ciudadano Presidente de la República Bolivariana de Venezuela el 8 de enero de 2007;

(2) la entrada en vigencia el 1 de febrero de 2007 de la "LEY QUE AUTORIZA AL PRESIDENTE DE LA REPÚBLICA PARA DICTAR DECRETOS CON RANGO, VALOR Y FUERZA DE LEY EN LAS MATERIAS QUE SE DELEGAN", conforme a la cual el Presidente de la República en Consejo de Ministros quedó autorizado para dictar normas que permitan al Estado asumir directamente, o mediante empresas de su exclusiva propiedad, el control de las actividades realizadas por las empresas privadas en el sector eléctrico, por razones estratégicas, de seguridad, utilidad o bienestar social;

(3) Memoranda de Entendimiento de fechas 5 y 8 de febrero de 2007 suscritos por el Ministerio del Poder Popular para la Energía y Petróleo y PDVSA, respectivamente, con The AES Corporation, propietaria de AES Shannon Holdings, B.V., la cual es propietaria de acciones y ADSs de EDC que representan aproximadamente el 82,14% del capital social de EDC, donde se establecieron las bases para la celebración de un acuerdo definitivo para que PDVSA adquiriera las acciones y ADSs propiedad de The AES Corporation y sus afiliadas;

(4) el Acuerdo de fecha 15 de febrero de 2007 suscrito entre PDVSA, The AES Corporation y AES Shannon Holdings, B.V., conforme al cual estas últimas acordaron vender todas sus acciones y ADSs de EDC a PDVSA en las Ofertas;

(5) la Resolución 043-2007 de la Comisión Nacional de Valores de fecha 2 de abril de 2007, mediante la cual se aprobó la divulgación del Informe de la Oferta en Venezuela;

(6) los términos financieros de las Ofertas que incluyen el precio y forma de pago;

(7) los informes de los asesores financieros y legales en relación con las Ofertas, entre los cuales EDC contrató a Citigroup Global Markets Inc.

para proporcionar servicios de consultoría financiera a la Junta Directiva con respecto a las ofertas propuestas.

(8) las condiciones de retiro de las Ofertas y la inexistencia de una condición mínima;

(9) el régimen cambiario actualmente vigente en Venezuela;

(10) los planes del Iniciador sobre el negocio de EDC contenidos en las Ofertas;

(11) los planes del Iniciador respecto de EDC en el mercado de capitales; y

(12) el compromiso del Iniciador de adquirir la totalidad de las acciones y ADSs y que como consecuencia de ello no habrá prorrateo.

Efectuado el análisis, la Junta Directiva de EDC, por unanimidad, decidió recomendar la aceptación de la Ofertas, haciendo las consideraciones siguientes:

(1) La Junta hace constar que, por razones de orden práctico y de criterio, al tomar la decisión no ha asignado valores específicos a los distintos factores analizados y resalta además el hecho de que cada uno de sus integrantes expresó diversas razones en relación con la importancia de los elementos materia de análisis.

(2) La Junta Directiva hace constar que la decisión de vender las acciones o ADSs al Iniciador conforme a las Ofertas, la decisión de convertir los ADSs en acciones para participar en la Oferta en Venezuela, o la decisión de convertir las acciones en ADSs para participar en la Oferta en los Estados Unidos constituyen decisiones individuales de la exclusiva competencia de cada accionista o tenedor de ADSs, quienes deben realizar su propio análisis en forma independiente conforme a la información divulgada y al consejo de los asesores financieros, legales y tributarios que estimen pertinente consultar.

(3) La Junta Directiva hace constar que la decisión de recomendar las Ofertas está sujeta a que se continúen preservando los principios de protección de todos los accionistas y tenedores de ADSs.

(4) La Junta Directiva se reserva el derecho de retirar la recomendación hecha en caso de que se modifiquen los términos y condiciones de las Ofertas.

(5) La opinión de la Junta Directiva no prejuzga sobre aspectos relativos a la capacidad del Iniciador para pagar el precio de las acciones y de los ADSs o las garantías para el pago del precio y se basa, por tanto, en el hecho de

que dichos aspectos no han sido objetados por la Comisión Nacional de Valores.

LA COMISIÓN NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LA LEY DE MERCADO DE CAPITALES Y DE LAS NORMAS SOBRE OFERTAS PÚBLICAS DE ADQUISICIÓN, DE INTERCAMBIO Y TOMA DE CONTROL DE SOCIEDADES QUE HAGAN OFERTA PÚBLICA DE ACCIONES Y OTROS DERECHOS SOBRE LAS MISMAS.

Caracas, 12 de abril de 2007

Comments of the Board of Directors of C.A. La Electricidad de Caracas (EDC) to the Public Offer for the Purchase of EDC's Shares and ADSs made by Petróleos de Venezuela, S.A., on April 9th, 2007.

In compliance with Article 12 of the REGULATIONS ON PUBLIC PURCHASE, EXCHANGE, AND TAKEOVER OFFERS OF COMPANIES MAKING PUBLIC OFFER OF SHARES AND OTHER RIGHTS THEREON published on September 19th, 2000, in Official Gazette N° 37.039 of the Bolivarian Republic of Venezuela (the "Regulations"), C.A. La Electricidad de Caracas (EDC) informs the public of its Comments: (1) on the Public Offer for the Takeover through the outstanding shares of EDC (the "Offer in Venezuela") set in motion by Petróleos de Venezuela, S.A. ("PDVSA" or the "Initiating Party") on April 9th, 2007; and (2) on the offer to purchase the outstanding American Depositary Shares ("ADSs") representing EDC's shares (the "Offer in the U.S." and, in conjunction with the Offer in Venezuela, the "Offers"); as follows:

1. EDC's capital structure, in accordance to the Stockholders' Register, on the date the Report of the Offer in Venezuela (April 8th, 2007) was revealed, was 3,202,214,078 fully subscribed and paid-up common nominative shares, each with a par value of Bs. 100.oo. EDC's subscribed capital at April 8th, 2007, was Bs. 329,221,407,800 and its authorized capital was Bs. 598,800,000,000. At April 8th, 2007, EDC had no treasury shares or reciprocal participating interests.

   The capital structure of EDC, in accordance to the Stockholders' Register, on April 8th, 2006, (one year before the date on which the Report of the Offer in Venezuela was revealed) was 3,142,732,741 fully subscribed and fully paid-up common nominative shares, each with a par value of Bs. 100.oo. EDC's subscribed capital at April 8th, 2006, was Bs. 314,273,274,100 and its authorized capital was Bs. 598,800,000,000. At April 8th, 2006, EDC had no treasury shares or reciprocal participating interests.

2. The legal dealings directly or indirectly related to the Offers, which EDC foresees may have a bearing on the convenience thereof or on public opinion, are:

   (1) the Memorandum of Understanding of February 5th, 2007, between the Ministry of the People's Power for Energy and Petroleum and The AES Corporation;

   (2) the Memorandum of Understanding of February 8th, 2007, between PDVSA and The AES Corporation; and

   (3) the Agreement of February 15th, 2007, between PDVSA, The AES Corporation, and AES Shannon Holdings, B.V.

3. The explanatory Report of the Board of Directors regarding the Offers.

   EDC's Board of Directors took the following prior experience, conditions, and elements into consideration when making its decision on the Offers:

(1) the announcement of the program to take over various sectors considered strategic for Venezuelan economy (including the electricity sector in which EDC operates), made by Citizen the President of the Bolivarian Republic of Venezuela on January 8th, 2007;

(2) the February 1st, 2007, issuance of the "LAW AUTHORIZING THE PRESIDENT OF THE REPUBLIC TO ISSUE DECREES WITH THE STANDING, VALUE AND FORCE OF LAW ON DELEGATED MATTERS", pursuant to which, the President of the Republic in Council of Ministers was authorized to issue laws allowing the State to assume, whether directly or through companies owned exclusively by the State, the control of the activities performed by private companies in the electricity sector for strategic, security, utility, or social welfare reasons;

(3) the Memoranda of Understanding of February 5th and 8th, 2007, signed by the of the People's Power for Energy and Petroleum and PDVSA, respectively, with The AES Corporation, the owner of AES Shannon Holdings, B.V., which is the owner of EDC shares and ADSs representing approximately 82.14% of EDC's capital stock, establishing the bases of a final agreement for PDVSA to purchase the shares and ADSs owned by The AES Corporation and its affiliates;

(4) the February 15th, 2007, Agreement signed by PDVSA, the AES Corporation and AES Shannon Holdings, B.V., pursuant to which, the latter two agreed to sell all of their EDC shares and ADSs to PDVSA in the Offers;

(5) Resolution 043-2007 of the National Securities Commission dated April 2nd, 2007, approving revelation of the Report on the Offer in Venezuela;

(6) the financial terms of the Offers, including price and form of payment;

(7) the reports of financial advisors and legal counsel regarding the Offers, among which EDC contracted the Citigroup Global Markets Inc. to provide financial consultancy services to the Board of Directors with respect to the proposed offers;

(8) the conditions for Offer withdrawal and the absence of a minimum condition;

(9) the exchange system currently existing in Venezuela;

(10) the Initiating Party's plans regarding EDC's business contained in the Offers;

(11) the Initiating Party's plans regarding EDC in the capital market; and

(12) the Initiating Party's commitment to purchase the entire number of shares and ADSs and the fact that there will, consequently, be no prorating.

After this analysis, the Board of Directors of EDC unanimously decided to recommend the Offer be accepted, and expressed the following considerations:

(1) the Board certifies that, for practical reasons and after due consideration, it did not assign specific values to the analyzed factors, and also stresses the fact that each of its members gave several reasons regarding the importance of the elements under study;

(2) the Board of Directors certifies that the decision to sell the shares and ADSs to the Initiating Party pursuant to the Offers, the decision to convert the ADSs into shares to participate in the Offer in Venezuela and the decision to convert the shares into ADSs to participate in the Offer in the U.S. are individual decisions pertaining exclusively to each stockholder or ADS holder who shall make their own independent analysis pursuant to published information and the advise of the financial, legal and tax advisors of their choice.

(3) The Board of Directors certifies that the decision to recommend the Offers is subject to that the principles protecting the entire number of stockholders and ADS holders shall not be discontinued.

(4) The Board of Directors reserves the right to withdraw the recommendation in the event any terms or conditions of the Offers shall be modified.

(5) For its opinion, the Board of Directors does not prejudge on aspects relating to the Initiating Party's capacity to pay the price of the shares and the ADSs or on the guarantees for payment of such price and, therefore, relies on the fact that the National Securities Commission has made no objection with regard to such aspects.

THE NATIONAL SECURITIES COMMISSION CERTIFIES THAT THE PROVISIONS OF THE CAPITAL MARKET LAW AND OF THE REGULATIONS ON PUBLIC PURCHASE, EXCHANGE, AND TAKEOVER OFFERS OF COMPANIES MAKING PUBLIC OFFER OF SHARES AND OTHER RIGHTS THEREON HAVE BEEN COMPLIED WITH .

In Caracas, on April 12th, 2007.

END